November 7, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	Heritage Distilling Holding Company, Inc.
Registration Statement on Form S-1, as amended
File No. 333-279382

Ladies and Gentlemen:

As the representative of the underwriters of the proposed offering of Heritage Distilling Holding Company, Inc. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:30 p.m., Eastern Time, on Tuesday, November 12, 2024, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that, through November 7, 2024, we distributed to each dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus filed on October 25, 2024, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Newbridge Securities Corporation

By:	/s/ Chad Champion
	Name:	Chad Champion
	Title:	Head of Capital Markets & Investment Banking